Exhibit 99.1

GasLog Partners LP Announces Closing Of GasLog Seattle Acquisition From GasLog Ltd.

MONACO — November 1, 2016 — GasLog Partners LP (NYSE:GLOP) (“GasLog Partners” or the “Partnership”) and GasLog Ltd. (NYSE:GLOG) (“GasLog”) announced today the closing of the Partnership’s acquisition from GasLog of 100% of the shares in the entity that owns and charters GasLog Seattle.

GasLog Seattle is a 155,000 cubic meter tri-fuel diesel electric liquefied natural gas (“LNG”) carrier built in 2013 and operated by GasLog since delivery. The vessel is currently on a multi-year time charter with a wholly owned subsidiary of Royal Dutch Shell plc (“Shell”) through December 2020. Shell has two consecutive 5-year extension options, which if exercised, would extend the charter for a period of either 5 or 10 years.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet now consists of nine LNG carriers with an average carrying capacity of approximately 149,500 cbm, each of which has a multi-year time charter. GasLog Partners' principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog's consolidated fleet consists of 27 LNG carriers (22 ships on the water and 5 on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet now includes nine LNG carriers in operation owned by GasLog's subsidiary, GasLog Partners. GasLog's principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Contacts:

Simon Crowe
Chief Financial Officer
Phone: +44 203 388 3108

Jamie Buckland
Head of Investor Relations
Phone: +44 203 388 3116
Email: ir@gaslogltd.com

Samaan Aziz
Investor Relations Manager
Phone: +1 212 223 0643
Email: ir@gaslogmlp.com